

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

May 23, 2007

By U.S. Mail and facsimile to (416) 933-2300

Mr. Richard E. Waugh
President and Chief Executive Officer
Bank of Nova Scotia
44 King Street West
Scotia Plaza 8th Floor
Toronto, Ontario, Canada M5H 1H1

> **Re: Bank of Nova Scotia**
> **Form 40-F for the period ended October 31, 2005**
> **Form 40-F for the period ended October 31, 2006**
> **Response letter dated March 15, 2007**
> **File No. 001-31316**

Dear Mr. Waugh:

We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response and statements regarding "correspondent banks located in the Jurisdictions" and "business relationships with any of the governments of the Jurisdictions." Please advise us of the nature of your operations and contacts with the governments of the

Jurisdictions, including the extent to which governments of the Jurisdictions or, to the best of your knowledge, entities controlled by them, receive financing or act as intermediaries in connection with your operations. Please expand your qualitative materiality analysis to take into account any such operations or contacts. In addition, address the extent to which any of your operations or contacts involve entities identified on OFAC's Specially Designated Nationals list.

In this regard, please advise us whether your bank relationships in the Jurisdictions include correspondent banking or other relationships with banks identified or designated as banks of concern by OFAC, including Bank Saderat, which has been identified by OFAC as facilitating Iran's transfer of funds to terrorist organizations; Bank Sepah, which has been designated by OFAC as a supporter of WMD proliferation; and the Commercial Bank of Syria, which has been designated by OFAC as a bank of primary money laundering concern. If your bank relationships include relationships with such banks, identify the banks and describe the relationships.

2. We note your response and the statement that your contacts with the Jurisdictions are "negligible" by quantitative measures. Please expand your qualitative materiality analysis to take into account, if true, that some transactions with the Jurisdictions, although not necessarily quantitatively significant to your financial statements, result in large amounts of funds wired to, guaranteed with respect to operations in, or otherwise benefit or come into contact with entities in countries identified by the U.S. State Department as state sponsors of terrorism. It appears that the nature and size of any such transactions may present reputational harm that should be addressed in your qualitative analysis.

3. We note your response and the statement that the investor sentiment referred to in our previous letter is not directed toward organizations such as the Bank of Nova Scotia. Your statement is based partly on the premise that you do not have "significant business relationships with the Jurisdictions" and that you do not "make investments in entities organized in the Jurisdictions." We note, however, that your contacts with the Jurisdictions involve monetary transactions of significant amounts. Advise us if you, through wire transfers, letters of credit, correspondent banking relationships or other contacts, assist third parties that make investments in the Jurisdictions. Based on your transactions involving the Jurisdictions and any support that you provide to third parties investing in the Jurisdictions, it appears that the investor sentiment cited in our previous letter is relevant to you. As appropriate, please expand your qualitative materiality analysis to take into account the investor sentiment evidenced by the initiatives.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of

1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance